Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratio amounts)	September 29, 2011	September 30, 2010 (b)	September 24, 2009	September 25, 2008	September 27, 2007

Earnings (loss) before income taxes	$14,642	$(236,883)	$85,269	$46,071	$38,878
Fixed charges:
Interest expense, including amortization of deferred financing costs	87,654	88,386	93,210	96,541	81,843
1/3 of rental expense, net	25,744	26,541	26,791	26,314	24,754
Total fixed charges	113,398	114,927	120,001	122,855	106,597
Earnings (loss)	128,040	(121,956)	205,270	168,926	145,475
Ratio of earnings to fixed charges	1.13	(a)	1.71	1.38	1.36

(a)	Earnings (loss) was inadequate to cover fixed charges by $236.9 million for the fiscal year ended September 30, 2010.
(b)	Fiscal 2010 included 53 weeks.